SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: July 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes            No X
                                                    ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated July 28, 2003, providing preliminary guidance with respect to its second quarter revenues and information regarding financing and marketing initiatives.

News Release
FOR IMMEDIATE RELEASE

       WORLDHEART PROVIDES PRELIMINARY GUIDANCE OF SECOND QUARTER REVENUES
              AND AN UPDATE ON FINANCING AND MARKETING INITIATIVES


OTTAWA - July 28, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) announced that revenues for the second quarter of 2003 would be approximately $2.7 million, compared with $3.1 million for the first quarter, and $2.5 million for the second quarter in 2002. While total unit sales increased to 35 from 31 in the first quarter, the second quarter 2003 experienced lower sales from ancillary hardware, which offset higher pump revenues. WorldHeart expects to release the actual second quarter results in mid-August.

The Company also announced an extension of the expiry date of its senior and subordinated debt, from July 31 to August 15, 2003. In conjunction with this extension, a loan for $800,000 has been completed. This loan will be repaid out of the proceeds of a private placement of a senior subordinated convertible debenture issue of $1.2 million including the issuance of 1,200,000 warrants, which is expected to close on, or about, July 31, 2003. "The combination of the short extension of existing debt arrangements, and the new bridge loan will ease current working capital constraints pending completion of a financing, which is expected to replace such debt arrangements," said Rod Bryden, WorldHeart's President and CEO.

WorldHeart has also executed a note purchase agreement with Export Development Canada (EDC). This arrangement will assist the company in its export marketing activities by permitting customers to pay for purchases by issuing a note payable at an agreed future date, with EDC purchasing the note from WorldHeart. Over 90% of WorldHeart's Novacor(R) LVAS (Left Ventricular Assist System) are sold outside Canada, and the arrangement will permit the company to offer competitive sales terms to its U.S. customers, which is expected to assist sales in the key U.S. market. It is expected that this arrangement will be expanded to Europe, Japan and other global markets, following its introduction in the United States.

Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's Premarket Approval (PMA) Supplement seeking destination-therapy indication for its Novacor LVAS.

In Europe, the Novacor LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

This news release does not constitute an offer of any securities for sale. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States unless an exemption from registration is available.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information,  please contact:
World Heart Corporation
Michelle Banning
Manager,  Corporate  Communications
(613) 226-4278,  ext: 2995 or (510) 563-4995
communications@worldheart.com or:

or

Glen Nichols,
Manager, Public Affairs, EDC
(613) 598-2500

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              World Heart Corporation


Date: July 28, 2003           By: / s/  Ian Malone
                                 -------------------------------------
                                 Name:   Ian Malone
                                 Title:  Vice President Finance and
                                         Chief Financial Officer